Press Release
[Ahold Logo] Ahold
                                             Royal Ahold
                                             Corporate Communications


                                      Date:  December 12, 2003
                      For more information:  +31 75 659 57 20


Ahold completes sale of Santa Isabel in Peru


Zaandam, The Netherlands, December 12, 2003 - Ahold today announced it has successfully completed the sale of its Peruvian operation, Supermercados Santa Isabel S.A. The sale agreement with Grupo Interbank and a group of investors led by Nexus Group was announced on December 8, 2003.

The divestment of Santa Isabel in Peru is part of Ahold's strategic plan to restructure its portfolio in order to focus on high-performing businesses and to concentrate on its mature and most stable markets.


Ahold Corporate Communications:  +31.75.659.57.20




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                                                  Phone:  +31 (0)75 659 5720
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